EXHIBIT (10)(c)

AMENDMENT TO

CTS CORPORATION

INDIVIDUAL EXCESS BENEFIT RETIREMENT PLAN

     This Amendment ("Amendment") to that certain CTS Corporation Individual Excess Benefit Retirement Plan with respect to Donald K. Schwanz (the "Plan") is adopted as of September 12, 2007, by CTS Corporation, an Indiana corporation (the "Company").

RECITALS

     WHEREAS, the Company previously adopted the Plan effective as of October 1, 2006; and

     WHEREAS, the Company wishes to amend the Plan to comply with Section 409A of the Internal Revenue Code.

     NOW, THEREFORE, the Plan is hereby amended as follows, effective as of the date first written above:

AMENDMENT

1. Section 2.02 of the Plan ("Beneficiary") is amended by replacing the term "termination of employment" contained therein with the term "separation from service."

2. The fourth sentence of Section 3.03 of the Plan ("Payment of the Retirement Benefit") is amended by replacing the phrase "the date the Member's employment with the Company terminated" contained therein with the phrase "the date the Member separated from service with the Company."

3. The second paragraph of Section 3.03 of the Plan is amended in its entirety to read as follows:

     Notwithstanding anything to the contrary in this Plan, in the event that the Member becomes disabled as defined by Section 409A of the Code prior to the Member's separation from service with the Company, the Retirement Benefit shall be distributed to the Member as soon as practicable within 90 days after the determination of the Member's disability, and in such event no interest shall be payable on the Retirement Benefit. In the event that the Member dies after separation from service with the Company, but prior to payment of the Retirement Benefit, the Retirement Benefit and interest thereon calculated as provided above to the date of payment, shall be distributed to the Beneficiary as soon as practicable, within 90 days after the date of the Member's death.

4. The second sentence of Section 3.04 of the Plan ("Payment of the Pre-retirement Death Benefit") is amended in its entirety to read as follows:

     Such payment shall be made as soon as practicable within 90 days after the date of the Member's death.

5. The second sentence of Section 3.05 of the Plan ("Section 409A of the Code") is amended in its entirety to read as follows:

     This Plan shall be construed in a manner to give effect to such intention.

6. Except as provided herein, the Plan remains in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its proper officer duly authorized by its Board of Directors.

CTS CORPORATION

By: /s/ *James L. Cummins*

James L. Cummins
Senior Vice President Administration

By: /s/ Donald K. Schwanz

Donald K. Schwanz

2